Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

(Unaudited)

	2013	2012

Net income	$223,601	$81,864

Preferred Stock dividend requirements	(9,764)	(22,159)

Net income attributable to common stockholders	$213,837	$59,705

Weighted average number of common shares outstanding	15,883,560	15,809,023

Preferred Stock Common Share Equivalents	1,236,160	-

Dilutive Stock Options outstanding for the Period	328,024	339,788

Dilutive Warrants outstanding for the Period	198,202	237,211

Weighted average number of common and equivalent shares outstanding	17,645,946	16,386,022

Net income per common share	$0.01	$0.00